MOONSHOT Jr

Transforming Curious Minds

Building future Entrepreneurs & Innovators

Alok Jain
Founder & CEO

A Silicon Valley EdTech Company

What we're solving

Innovation & entrepreneurship is not taught in the K12 education

- Future of work is changing & current education system is not keeping up
- Students don't realize their passion till university or even later
- More than 50% US workforce will be contingent by 2030
- Gen Zs will be 1/3rd of workforce by 2030 (industry 4.0)


Simulation
Computing Integration
Cybersecurity
System Integration
Robots
INDUSTRY 4.0
Internet of Things
Augmented Reality
Smart Sensors
3D
Big Data

MOONSHOT Jr
Transforming Curious Minds

Moonshot Jr Ecosystem

- Innovation and Entrepreneurial Mindset Nurturing Platform (Early mover advantage)
- Transforming Curious Minds - We help the students in early realization of their passion, understand how real world application work, critical thinking etc.
- Skill building in children through problem solving and hands on product creation
- Introducing structured & scalable product innovation to K12 students
- Provide hands on experience of product building and launching to children, including help in fundraising as applicable.

Moonshot Jr (10-17 yrs old)

Outcome Focused Holistic Education


SOLDERING

Robotics
AI
IoTs
App & game development
Home automation


Technical Skills
Soft Skills
Entrepreneurial Skills
Innovator Program

Team work
Video creation
Leadership
Online marketing
Meditation

eCommerce
Moonpreneur
Go to market
Procurement
Basic finance


MOONPRENEUR

Our Current Programs (10-17 yrs old)

MOONSHOT Jr
Transforming Curious Minds

Innovator Program (Tier1 12 months subscription program, 15-20hrs/month)


STAGE 1
EXPLORATION
STAGE 2
FOUNDATION
STAGE 3
PROTOTYPE
STAGE 4
GO TO MARKET
STAGE 5
E-COMMERCE TRAINING

Duration	3 Months	6 Months	9 Months	12 Months
Outcome	Child's Interest Identification	Foundation in chosen area	Innovate & Prototype	Learn Ecommerce & Launch product
One Time Payment	$387 (3 Months) (or $129/month	$594 (6 Months) (or $99/month)	$799 (9 Months) (or $89/month)	$949 (12 Months) (or $79/month)

* Individual stage Charge: $387



- Product based hands-on learning
- Unlocking creativity
- Financial Literacy
- 2-3 Yrs of LTV

Innovator Program (Tier2 next 12 months subscription program)

Innovator Program (Tier3 next 12 months subscription program)

Templates to launch STEAM products (95%)

MOONSHOT Jr
Transforming Curious Minds

	Stage 2 Foundation	Stage 3 Product Innovation	Stage 4 Go to Market
- Robotics Template	 Foundation in electronics/coding	 Prototyping	Embedded Learner Uno KIT Launch on Amazon/Kickstarter
- App Template	 Foundation in App Development	 App Prototyping	 Launch on App Stores
- Consumer Product Template	 Foundation in consumer product design & development	  Build Prototype	POSITIVITY IS POWER  Stop Global Warming ebay amazon Launch on Amazon/Kickstarter
- Book writing & publishing Template	How to Start Writing a Book 1 Start with your deeper motivation 2 Map your mind 3 Enhance your focus	 Book Writing	kindle direct publishing Publish on marketplace
- Art and Hobbies Template	The Creative Process of Making Art	 Create	Etsy Etsy & NFT Platforms

Where We Are (in our early 2nd year)









100+ SaaS (B2C) students enrolling/month

10+ B2B2C Customers

20+ products (Moonshots, created by students + Learning kits)

$200,000+ revenues (first year 2020)

50% MoM growth



SMART money is happening!
Several investors who built $100M+ EdTech & eCommerce companies

Edtech Market (2020)- $89.1B/18% CAGR
K12 share- $11.8B/CAGR 25%

TAM : $14B+ (10 Countries)

Success Stories (5%)

MOONSHOT Jr
Transforming Curious Minds

Founder & Developer of Ghost Clear



17 yrs

International squash player

Launched art on NFT marketplace


NFT

12 yrs

raised funds for COVID awareness

DIY Embedded Kit

Launch : Jun’20
Sold : 100+ boxes

Environment-friendly bottles

Launch : Oct’20
Sold : 60 bottles


SaniaBOX
LEARN

13 yrs

Raised $8000+ on Kickstarter

HydraBot


HYDRATION BOT

13 yrs

Ready to launch on Kickstarter

Social Entrepreneur Project


FUNTASTIC
A HEARTFUL BOX MADE FOR KIDS WITH AUTISM

13 yrs

Invited for a Tedx Talk session

Game App Developer



20 yrs

Founder MQBit, Creator Tambola app

- Early introduction to failure
- Early Introduction to practical finance (P/L)
- Stellar resume for ‘college application’ and ‘future of workforce’

Below is an example of a timeline for a student:

Monday

Watch On-demand video on the scheduled topic based on stream chosen. For example, robotics

(Compulsory)





Tuesday

Take the Quiz+ Assignment

(Compulsory)

Wednesday

Attend live instructor-led session to discuss about the topic, assignment, learn more, and solve queries in chosen stream (for example, robotics)

(Compulsory)




EMBEDDED LEARNING BOARD

Thursday/Friday

Saturday

Attend the soft skill Session (video creation, creative writing, digital marketing, etc.)

(Compulsory)




MOONPRENEUR



Sunday

Industry Expert Session (Various STEAM-related sessions such as AI, Art, Psychology, Communication Skills, Neuroscience, etc.)

(Optional)

Pricing (Subscription)


STAGE 1
EXPLORATION
STAGE 2
FOUNDATION IN TECHNOLOGY
STAGE 3
PROTOTYPE YOUR PRODUCT
STAGE 4
GO TO MARKET

$387/3 Months
($129/Month)

$594/6 Months
($99/Month)

$799/9 Months
($89/Month)

$949/12 Months
($79/Month)

B2C

16+ Hours of Learning/Month (12 hrs instructor led) 8hrs mandatory
Hardware Kits Included

B2B2C/B2B

Learning centres
Educational foundations
STEM franchise
Internal Schools etc.

- More than 45% parents are picking 9/12 months plan, we’re getting $500+ upfront/new customer
- B2C customer acquisition cost is ~$250 (B2C/B2B2C blended < $160) and will go down under $200 by end of this year. Projected LTV is 18+ months (or $1500+ after all the discounts etc.)

Disclaimer: This slide contains forward looking projections which cannot be guaranteed

Founders



Alok Jain, CEO (USA)
Co-founder eZdia & Realtycohost, an
IIT-B Alumni



Vishal Malhotra, CTO (USA)
CTO at EQ2



Vikas Shukla, Chief Innovator (USA)
Founder & CEO Reference Design
An **IIT-BHU alumni**



Ashutosh Jhureley eComm & Supply Chain(UK)

Business Architect Dixons | Marks & Spencers


TEAM

50+ Employees

Key Executives



Soumi Pandey (India)

- Content Lead
- eZdia Inc



Gaurav Pant (India)

- Operation Head
- Founder, MedTours
- Business Head, Gionee



Shveta Dogra (USA)

- Engineering Lead
- Founder, Nish Solutions
- Merscorp Holdings



Tushar Mittal (India)

- Marketing Head
- Founder Stopkhoj
- Group Head OMD/Group M

Investors & Advisors



Himanshu Aggarwal

- Founder Aspiring Minds (acquired by SHL.com)
- Advisor & Lead Investor MSJ



Ken Burke

- Founder of 4 online tech companies
- Sold MarketLive (eCommerce platform) at $100M+



Upen Varanasi

- CEO - Riversand Technologies
- Over 20 years in Data Management space



Deepak Jain

- Founder & CEO Swych
- Global Head of Payments- Finablr



Dr. Shambhavi

- School Psychologist
PhD Psychology, MBA HR



Saurabh Gupta

- Co-founder - Edcite
- Edcite skill assessment platform - 2.5 million students in USA



Reena Gupta

- Founder - Mom Relaunch
- TYE (TiE Youth) Silicon Valley

The MoonshotJr Growth Pyramid

Pyramid level	Description
Market Leadership	**Platform & community to build entrepreneurial mindset in youth** - Unlocking creativity - 21st Century skill building - Financial literacy - Product based learning - Internship for youth - Fundraising - Industry 4.0 Prep
Growth	Content (course material)
Transition to Growth	Platform (100s of course delivered with entrepreneurial touch, concurrently)
Product/Market Fit Software and hardware products (IPs)	(Product recipes, Moonpreneur, Embedded learner kit etc.)


MOONPRENEUR
EMBEDDED LEARNING BOARD

Moonshot Jr IPs & Roadmap

Learning Kits


MOONSHOT
Age: 10+
Embedded
Learner Uno KIT
A Learning Development Kit COMPATIBLE WITH ARDUINO


MOONSHOT
ARDUINO
KIT
Age: 9+


MOONSHOT
SOLDERING
PRACTICE KIT
PCB &
OTHER COMPONENTS
TO LEARN & PRACTICE
SOLDERING


MOONSHOT
10+
EMBEDDED
LEARNER BOARD


SaniaBOX
BARE BOARD
EDUCATIONAL TOOL
FOR HANDS-ON CODING
ELECTRONICS | IOT


MOONSHOT
MOONPRENEUR

Moonify Cutting-edge Platform

Platform & community to build entrepreneurial mindset in youth

MoonFunded Crowdfunding

Supporting students with initial funding needs (experiential)

Broader Curriculum

- 200+ hrs of video
- 10+ course material



Student Attributes	Stage 1	Stage 2	Stage 3	Stage 4
Curiosity	Yes	Yes	Yes	Yes
Social Skill	Yes		Yes	
Resilience	Yes	Yes	Yes	Yes
Integrity	Yes			
Resourcefulness	Yes		Yes	
Creativity	Yes		Yes	Yes
Empathy	Yes		Yes	
Assertiveness	Yes	Yes	Yes	Yes
Humility	Yes	Yes	Yes	Yes
Confidence	Yes	Yes	Yes	Yes

+40 other data points
Key Outcome

Moonscale

What is Moonscale?

- AI software (WIP)
- Access students via 50+ data points
- Presently done manually

3 Pending Patents

An example of our learning kit!


MOONPRENEUR
A FUN-LEARNING BOARD GAME
TO MAKE YOU THE SMARTEST ENTREPRENEUR IN TOWN !
Fostering Entrepreneurship Through Active Gameplay

Success Story


Get to know more on how to make your child future-ready - visit www.moonshotjr.com
Prototype Module


PROTOTYPING
NRF ATTENTION
REMINDER
BY RACHEL

Our Ask

$1M bridge round

$400,000 @ $13M CAP/20% discount (SAFE) and rest above $15M CAP

$1.15M raised Seed - Mar, 21st

@8M CAP/20% discount

Outcome (2021)

- 1500+ (subscription) Students
- $1.3M+ Revenues

Disclaimer: This slide contains forward looking projections which cannot be guaranteed

Thank You

MOONSHOT Jr
Transforming Curious Minds

www.moonshotjr.com